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British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

August 16, 2017

Dear Sir/Madam

Re: Notice of Change of Auditors of Metalla Royalty & Streaming Ltd.

We have read the Notice of Metalla Royalty & Streaming Ltd. dated August 16, 2017 and are in agreement with the statements contained in such Notice, except that we have no basis to agree or disagree with the statement that there have been no reportable events between the Company and the Former Auditors.

Yours very truly

Chartered Professional Accountants

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